August 3, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Jenn Do

                     Mary Mast

                     Chris Edwards

                     Joe McCann

Re:	Acutus Medical, Inc.

Registration Statement on Form S-1 (File No. 333-239873)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 30, 2020 and the date hereof, approximately 1,472 copies of the Preliminary Prospectus dated July 30, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, August 5, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin H. Burdett
Name: Benjamin H. Burdett
Title: Managing Director

By:	BofA Securities, Inc.

By:	/s/ Milton Hsu
Name: Milton Hsu
Title: Managing Director